Exhibit 5.1

March __,2007

The Board of Directors

Acorn Acquisition Corp.

1035 Park Avenue

Suite 7B

New York, New York 10028-0912

Gentlemen:

We refer to the registration statement on Form SB-2 (the “Registration Statement”) under the Securities Act of 1933, being filed by Acorn Acquisition Corp., a Delaware corporation, (the “Company”), with the Securities and Exchange Commission, relating to the public offering of up to 21,092,000 shares of the Company's common stock, par value $0.0001 per share (the “Common Stock”), to be offered by the holders thereof (the “Selling Stockholders”).

We are of the opinion that the Common  Stock, when sold, will be legally issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion as Exhibit 5 to the Registration Statement and the reference to us in Part I of the Registration Statement under the caption "Legal Matters."

 Very truly yours,

/s/Hirshfield Law

   Hirshfield Law